Exhibit 99.2

Safe-T Issues Shareholder Update Letter

HERZLIYA, Israel, June 13, 2019 - Safe-T Group Ltd. (NASDAQ, TASE: SFET), a provider of software-defined access solutions for the hybrid cloud, today issued an update to its shareholders from its Chief Executive Officer, Shachar Daniel.

Dear Fellow Shareholders,

We are happy for the successful accomplishment of several strategic moves, which optimally position the Company to further grow and enhance its potential. In the past months, we've diligently progressed on the NetNut transaction, and we're excited to announce today its completion, thanks to securing the required funds from two institutional investors. As an innovative technology company operating in the cyber security field, we identified NetNut's potential and the added value of the integration of the two companies' businesses.

NetNut provides expertise in the fast-growing market of cloud services, and is offering exclusive, wholly owned global proxy network services based on a unique partnership model and technology with internet service providers worldwide which are used by both cyber and web intelligence companies. NetNut complements Safe-T's current services and has the potential to introduce opportunities in new markets and industries while increasing revenue and cash flow.

NetNut has shown significant growth in revenues from $0.8 million in 2017 to $2.2 million in 2018, has no debts or long-term liabilities, and maintains efficient operational expenses management with less than a dozen employees.

In the first quarter of 2019, Safe-T generated unaudited revenues of $427,000, while NetNut's unaudited revenues were $667,000. The aggregate revenues of both companies on a pro-forma basis1 for the quarter amounted to $1,094,000, compared to Safe-T's unaudited revenues of $457,000 in the first quarter of 2018, an increase of 139%. The integration of the two companies' business may significantly increase sales, expand the Company's customer base, bolster its reputation in the United States and broaden its global reach.

The Company's business and financial strategy for the upcoming months will focus on the integration of the companies, simultaneously with decreasing Safe-T's expenses, in order to begin utilizing the rapid growth potential. The Company intends to continue to accelerate and implement its targeted customer engagement model that includes both a perpetual licensing model and a subscription model.

In terms of technology and product strategy, we intend to focus on the SDP market, an extremely attractive segment with high growth potential. Furthermore, the Company will focus on innovative products with growing demand in the business sector, finance sector and more, and continue to enhance the exposure of NetNut's solutions to an ever-growing market, which produced many purchases over recent months.

In the long term, we intend to combine the technologies of the two companies and launch cloud-based SDP services.

I'm confident that our recent and future actions and our precise strategy, including focusing on high potential solutions and target markets, acquiring NetNut and continuing offering advanced technological products, will enable us to leverage and improve our financial results alongside technological leveraging which could significantly strengthen Safe-T's growth.

Sincerely,

Shachar Daniel

Chief Executive Officer

1    The pro-forma unaudited consolidated revenues reflect that the acquisition took place on January 1st, 2019

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this letter when it discusses preliminary unaudited estimates of financial results, the potential of its products, the added value of the integration of the two companies' businesses, potential to introduce opportunities in new markets and industries, increasing revenue and cash flow, increasing sales, expanding the Company's customer base, bolstering its reputation in the United States, broadening its global reach, and when it discusses its business and financial strategy and focus. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this letter. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the overall global economic environment; the impact of competition and new technologies in the NetNut’s industry; general market, political and economic conditions in the countries in which NetNut operates; NetNut’s projected capital expenditures and liquidity; and any litigation concerning NetNut. The forward-looking statements contained or implied in this letter are also subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this letter.

CONTACT INVESTOR RELATIONS:
Michal Efraty

+972-(0)52-3044404
michal@efraty.com